REDTONE ASIA, INC
Unit 15A, Plaza Sanhe
No. 121 Yanping Road
JingAn District, 200042 Shanghai,
People Republic of China
(86) 6103 2230

Jun 24, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

F.A.O.:	Mr Larry Spirgel, Assistant Director
Mr Joseph M. Kemp & Mr Dean Suehiro, Senior Staff Accountant
Ms Emily Drazan, Attorney-Advisor

Re:	REDtone Asia, Inc.
Amendment No. 1 to Form 10-K for the Year Ended May 31, 2013
Filed April 25, 2014
Form 10-Q for the Fiscal Quarter Ended February 28, 2014
Filed April 21,, 2014
File No. 333-129388

Dear. Mr. Larry Spirgel:

We are writing in response to your comment letter dated May 8, 2014, regarding the above referenced filing. Our response to your comments follow each of the comments below.

Form 10-K/A for the Year Ended May 31, 2013

Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures, page 15

1.
We have considered your response to comment 3 and we note that you still have not completed the review required by Section 404 of Sarbanes-Oxley of your internal control systems. As previously requested, please revise to clarify that you are delinquent in complying with Item 308 of Regulation S-K. Also as previously requested, tell us how you determined that your disclosure controls and procedures were effective in the absence of your compliance with Item 308 of Regulation S-K.

RESPONSE:

Thank you for your comment. This disclosure has been made in Item 9A of the filing.

Management’s Annual Report on Internal Control Over Financial Reporting, page 16

1.
We note from the revision made on page 16 in response to comment 4 that you have not made an evaluation of your internal control over financial reporting based upon a suitable recognized control framework. We also note that management has not stated its conclusion about whether internal control over financial reporting was or was not effective. Please therefore revise as previously requested to include the report of management on your internal controls over financial reporting required by Item 308 of Regulation S-K.

RESPONSE:

Thank you for your comment. This disclosure has been made in Item 9A of the filing.

Financial Statements

Reports of Independent Registered Public Accountants, page F-1

2.	We note you have not revised the report of Albert Wong & Co. as requested in comment 6. Please revise to include clear reference to the audited consolidated statements of comprehensive income.

RESPONSE:

Thank you for your comment. This disclosure has already been made in F-1 of the filing.

Note 1 – Organization and Principal Activities, page F-6

Note 14 – Variable Interest Entities (“VIEs”), page F-15

3.
We have considered your response to comment 7. Please describe for us and disclose the nature of the restrictions on the consolidated assets and the settlements of liabilities of your VIEs. Disclose the nature of, and changes in, the risks associated with your involvement with these VIEs. Disclose also how your involvement with your VIEs affects your financial position, financial performance, and cash flows. See the disclosure guidance of ASC 810-10-50-2AAb,-2AAc and -2AAd.

RESPONSE:

Thank you for your comment. This disclosure has been made in Note 14 to the financial statements of the filing.

Form 10-Q for the Fiscal Quarter Ended February 28, 2014

Financial Statements

Note 9 – Amount Due From/ (To) related Companies, page 12

1.
We note from your response to comment 11 the $3.3 million due from REDtone Technology Sdn Bhd, a related party, is unsecured, non-interest bearing and without contractual repayment terms. As previously requested, please tell us of your consideration of the guidance of Staff Accounting Bulletin Topic 4G given the lack of definitive repayment terms for these receivables and the control inherent in that relationships between the parties and their common parent.

RESPONSE:

Thank you for your comment. This disclosure has been made in Note 8 to the financial statements of the filing.

We trust that the above analysis is satisfactory to you.  Please feel free to contact our legal counsel, Brunson Chandler & Jones, PLLC. at (801)303-5721 with any questions or concerns. Thank you for your assistance with this registration.

Sincerely,
_________________
/s/ Chuan Beng Wei

Chuan Beng Wei, CEO